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Exhibit 1.1

CP Ships Limited 2 City Place Beehive Ring Road Gatwick, West Sussex, RH6 0PA, UK tel: +44(0)1293 866 200
Nigel Rich Chairman

30 August, 2005

Dear Shareholder:

Offer by Ship Acquisition Inc., a wholly-owned subsidiary of TUI AG

        On 20 August, 2005, we announced that we had signed a support agreement under which TUI AG agreed to offer to purchase all of the outstanding common shares of CP Ships Limited.

        The Board of Directors of CP Ships unanimously recommends that you ACCEPT TUI's offer and TENDER your common shares to the offer.

        In making its recommendation, the Board carefully considered CP Ships' strategic position and all aspects of TUI's offer, including the factors described in the enclosed Directors' Circular. In making your decision regarding the offer, you should consider, among other things:

  •
  The Strategic Committee of the Board, comprised of all of the independent directors, which specifically reviewed the offer, and the Board have approved TUI's offer unanimously.

  •
  The US$21.50 per share is in cash and represents a premium of approximately 28% over the average closing price of the common shares on the New York Stock Exchange for the past three months and a premium of approximately 60% to the closing share price on 28 April, 2005, the day before the first publication of press speculation of a potential bid for CP Ships.

  •
  The offer represents immediate and attractive value for shareholders.

  •
  The Board, in fulfillment of its fiduciary duties, is still entitled to approve or recommend a superior proposal, should one be presented.

  •
  Prior to agreeing to recommend TUI's offer, the Board and its Strategic Committee, with the assistance of their financial and legal advisors, undertook an extensive review of various strategic alternatives available to CP Ships to maximize value for shareholders. The Board and its Strategic Committee have concluded that at the current time, TUI's offer provides greater value to the shareholders than any of the strategic alternatives.

  •
  Morgan Stanley & Co. Limited, financial advisor to CP Ships and N M Rothschild & Sons Canada Securities Limited, financial advisor to the Strategic Committee, have provided to the Board and the Strategic Committee, respectively, opinions to the effect that, as of 20 August, 2005 and subject to matters and assumptions set out therein, the US$21.50 per share in cash to be offered to CP Ships' shareholders pursuant to the Support Agreement is fair, from a financial point of view, to such shareholders.

  •
  The Board and the Strategic Committee took account of the financial condition and results of operations of CP Ships, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of its competitive position, and the current and expected conditions in the general economy and in the cyclical container shipping industry in which CP Ships operates.

        You should read carefully the enclosed material, including the full explanation of the reasons for the Board's recommendation of TUI's offer in the enclosed Directors' Circular, which also includes the opinions of both Morgan Stanley & Co. Limited and N M Rothschild & Sons Canada Securities Limited.

Sincerely, CP SHIPS LIMITED

Nigel Rich Chairman On behalf of the Board of Directors

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to CP Ships Limited Investor Relations at +1-866-906-5716.

DIRECTORS' CIRCULAR
RECOMMENDING
ACCEPTANCE
OF THE OFFER BY
SHIP ACQUISITION INC., A WHOLLY-OWNED SUBSIDIARY OF
TUI AG
TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF
CP SHIPS LIMITED
FOR US$21.50 PER SHARE

DIRECTORS' RECOMMENDATION
THE BOARD OF DIRECTORS OF CP SHIPS LIMITED UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON SHARES TO THE OFFER.

30 August, 2005

NOTICE TO NON-CANADIAN RESIDENTS

The Offer is being made for securities of a Canadian issuer and the Offer is subject to Canadian disclosure requirements. These disclosure requirements are different from those of the United States and other non-Canadian jurisdictions. The enforcement of civil liabilities under the United States federal securities laws, or under the laws of other non-Canadian jurisdictions, may be adversely affected by the fact that CP Ships Limited is a Canadian corporation and that a majority of its officers and directors are resident in countries other than the United States, and that all or a substantial portion of the assets of CP Ships Limited and those persons may be located outside of the United States.

FORWARD-LOOKING STATEMENTS

        This Directors' Circular contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships Limited ("CP Ships"). Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

        Although CP Ships believes it has a reasonable basis for making the forecasts or projections included in this Directors' Circular, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing. The Offer (as hereinafter defined) is subject to certain conditions set forth therein and no assurance can be given that it or any other acquisition of CP Ships will be completed.

        The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission ("SEC"). CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

CURRENCY

        All dollar references in this Directors' Circular are in United States dollars, unless otherwise indicated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

        CP Ships is a reporting issuer or equivalent in all provinces and territories of Canada and files its continuous disclosure documents and other documents with the Canadian provincial and territorial securities regulatory authorities and with the SEC. Continuous disclosure documents are available at www.sedar.com and at the SEC's web site at www.sec.gov.

TABLE OF CONTENTS

DIRECTORS' CIRCULAR	1
BACKGROUND TO THE OFFER	1
RECOMMENDATION OF THE BOARD OF DIRECTORS	2
REASONS FOR THE RECOMMENDATION	3
FAIRNESS OPINIONS	3
SUPPORT AGREEMENT	4
SHARE CAPITAL OF CP SHIPS	8
OWNERSHIP OF SHARES BY DIRECTORS AND OFFICERS OF CP SHIPS	9
PRINCIPAL HOLDER OF SECURITIES OF CP SHIPS	10
INTENTIONS WITH RESPECT TO THE OFFER	10
TRADING IN SECURITIES OF CP SHIPS	11
ISSUANCES OF SECURITIES OF CP SHIPS	11
OWNERSHIP OF SECURITIES OF THE OFFEROR OR TUI	13
RELATIONSHIP BETWEEN THE OFFEROR OR TUI AND DIRECTORS AND SENIOR OFFICERS OF CP SHIPS	13
ARRANGEMENTS BETWEEN CP SHIPS AND ITS DIRECTORS AND SENIOR OFFICERS	13
INTEREST OF DIRECTORS AND OFFICERS IN MATERIAL CONTRACTS OF THE OFFEROR OR TUI	14
MATERIAL CHANGES IN THE AFFAIRS OF CP SHIPS	14
OTHER INFORMATION	14
STATUTORY RIGHTS	14
APPROVAL OF DIRECTORS' CIRCULAR	14
CONSENT OF MORGAN STANLEY & CO. LIMITED	15
CONSENT OF N M ROTHSCHILD & SONS CANADA SECURITIES LIMITED	16
CERTIFICATE	17
SCHEDULE "A"	A-1
SCHEDULE "B"	B-1

DIRECTORS' CIRCULAR

        This Directors' Circular (the "Directors' Circular") is issued by the board of directors (the "Board of Directors") of CP Ships Limited ("CP Ships") in connection with the offer (the "Offer") made by Ship Acquisition Inc. (the "Offeror"), a wholly-owned indirect subsidiary of TUI AG ("TUI"), to the shareholders of CP Ships (the "Shareholders") to purchase all of the outstanding common shares in the share capital of CP Ships (the "Shares") for a consideration of US$21.50 per Share, upon the terms and subject to the conditions set forth in the Offer and accompanying circular of the Offeror dated 30 August, 2005 (the "Offering Circular").

        The Offer was made pursuant to the terms of a support agreement dated 20 August, 2005 between CP Ships and TUI (the "Support Agreement") and will be open for acceptance until 6:00 p.m. (Toronto time) on 7 October, 2005 (the "Expiry Time"), unless extended or withdrawn.

BACKGROUND TO THE OFFER

        CP Ships and Hapag Lloyd Container Linie GmbH, the container shipping business owned by TUI, are leading container shipping companies. The container shipping industry has experienced significant consolidation in recent years and, since the announcement on 11 May, 2005 of the proposed acquisition by A.P. Møller-Mærsk A/S of Royal P&O Nedlloyd N.V., consolidating A.P. Møller-Mærsk's position as the world's largest container shipping company by capacity, speculation about further consolidation in the industry has increased significantly.

        Since its spin-off from Canadian Pacific Limited in 2001, CP Ships has itself considered a number of possible merger or acquisition transactions. Speculation about a possible acquisition of CP Ships developed following the restatement of certain financial results in August 2004 and the resignation of its previous Chief Executive Officer in December 2004.

        From March to July 2005, CP Ships was approached by various third parties, principally other container shipping companies, about possible merger or acquisition transactions. Effective 22 March, 2005, CP Ships engaged Morgan Stanley & Co. Limited ("Morgan Stanley") as its financial advisor in relation to possible merger and acquisition transactions. McCarthy Tétrault LLP and Sidley Austin Brown & Wood LLP were engaged as CP Ships' Canadian and U.S. counsel, respectively.

        In light of the several approaches received by CP Ships, on 30 April, 2005 the Board of Directors appointed from its members a committee (the "Strategic Committee") to consider and evaluate the terms of possible transactions and to oversee the negotiation of any proposed transaction. The Strategic Committee consists of Nigel Rich (Chairman), John Bowmer, Robert Clanin, Peter Dey, John McNeil and Viscount Weir, being all of the independent members of the Board of Directors. None of the members of the Strategic Committee is considered to be related to CP Ships or the Offeror except to the extent that such persons serve on the Board of Directors. On 18 May, 2005, the Strategic Committee retained N M Rothschild & Sons Canada Securities Limited ("Rothschild") as its financial advisor and Fasken Martineau DuMoulin LLP as its legal advisor.

        During the period of March to July 2005, CP Ships conducted numerous meetings with prospective acquirors and entered into customary confidentiality and standstill agreements with several parties, including TUI. CP Ships also commenced due diligence investigations on another container shipping company in connection with a possible transaction with that company. During this period, the Board of Directors and the Strategic Committee, together with their respective financial and legal advisors, met a number of times to consider possible alternatives, which included selling CP Ships, acquiring or merging with another container shipping company or maintaining an independent strategy.

        On 14 June, 2005, TUI proposed a meeting with CP Ships to present a cash proposal to acquire CP Ships. That meeting was held on 28 June, 2005 at which time representatives of TUI met with Nigel Rich, Chairman of CP Ships and Ray Miles, Chief Executive Officer, and representatives of Morgan Stanley and proposed an indicative offer to acquire CP Ships for cash.

        On 7 July, 2005, the Board of Directors met with Morgan Stanley and CP Ships' legal advisors to consider TUI's indicative offer and other alternatives. On 8 July, 2005, Morgan Stanley on behalf of CP Ships, responded to TUI's indicative offer by indicating that the Board of Directors was not prepared to consider further TUI's proposal or to permit TUI to undertake due diligence involving confidential information on CP Ships unless its indicative cash offer was increased.

        On 14 July, 2005, TUI responded by indicating that it would be prepared to raise its indicative cash offer, subject to a number of conditions, including (i) that the Board of Directors agree to a form of confidentiality agreement with TUI that would permit TUI and its advisors to commence additional due diligence; (ii) the parameters of such due diligence investigation; and (iii) certain deal protection provisions that would later be included in a support agreement to be entered into between the parties.

        On 22 July, 2005, CP Ships and TUI entered into a confidentiality and standstill agreement pursuant to which TUI was granted access to confidential information relating to CP Ships. Between late July and 18 August, 2005, CP Ships and its advisors continued with numerous meetings with other prospective acquirors and, after entering into confidentiality agreements granting some of them access to confidential information for due diligence purposes, negotiated definitive documentation with several. Prospective acquirors were requested to complete their due diligence investigations and submit to CP Ships their best and final definitive, fully financed proposals by 18 August, 2005. TUI delivered such a proposal to CP Ships on 18 August, 2005 at a price of $21.50 per share. TUI's proposal presented both the highest price and the lowest execution risk among the proposals received by CP Ships.

        On 20 August, 2005, the Board of Directors and the Strategic Committee met to consider the proposals received by CP Ships. Management, with the assistance of Morgan Stanley and McCarthy Tétrault LLP, presented to the Board of Directors the terms of the proposals. Morgan Stanley provided its verbal opinion, later confirmed in writing, that, subject to the matters and assumptions set out in its opinion, the consideration to be offered to Shareholders pursuant to the Support Agreement is fair, from a financial point of view, to the Shareholders. Management concluded with a recommendation in favour of TUI's proposal to acquire CP Ships by way of a take-over bid for a consideration of $21.50 per share payable in cash. The Strategic Committee then met with its advisors to consider the proposals. At such meeting, Rothschild provided its verbal opinion, later confirmed in writing, that, subject to the matters and assumptions set out in its opinion, the consideration offered pursuant to the Offer is fair, from a financial point of view, to the Shareholders. The Strategic Committee resolved unanimously to recommend that the Board of Directors recommend the Offer to Shareholders. The Board of Directors then reconvened and unanimously concluded, on the basis of the report of the Strategic Committee which was based in part on the verbal fairness opinion from Rothschild delivered to the Strategic Committee and the verbal fairness opinion from Morgan Stanley delivered to the Board of Directors, that the Offer was fair to the Shareholders, that the transaction was in the best interests of CP Ships and that it recommended that Shareholders accept the Offer and tender their shares to the Offer. The Board of Directors authorized CP Ships to execute the Support Agreement with TUI and to issue a press release announcing the Offer.

        The Support Agreement was entered into between CP Ships and TUI on 20 August, 2005 and CP Ships issued a press release announcing that TUI would be making the Offer and that the Board of Directors had agreed unanimously to recommend the Offer.

RECOMMENDATION OF THE BOARD OF DIRECTORS

        The Board of Directors of CP Ships has unanimously determined that the Offer is fair to the Shareholders and is in the best interests of CP Ships and therefore recommends that Shareholders ACCEPT the Offer and TENDER their Shares to the Offer. See "Reasons for the Recommendation".

        Shareholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Shareholders are advised that acceptance of the Offer may have tax consequences and should consult their professional tax advisors.

REASONS FOR THE RECOMMENDATION

        The Board of Directors has carefully considered all aspects of the Offer and the unanimous recommendation of the Strategic Committee and has, among other things, received the benefit of advice from its financial and legal advisors. The Board of Directors has concluded that the Offer is fair to the Shareholders and in the best interests of CP Ships. In reaching this conclusion, as well as its decision to recommend that Shareholders accept the Offer, the Board of Directors considered a number of factors, including the following:

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  the price of $21.50 per Share offered by the Offeror is in cash and represents a premium of approximately 28% over the average closing price of the Shares on the New York Stock Exchange for the three months prior to the announcement of the Offer, and a premium of approximately 60% to the closing share price on 28 April, 2005, the day before the first publication of press speculation of a potential bid for CP Ships;

  •
  the Offer represents immediate and attractive value for Shareholders;

  •
  the financial condition and results of operations of CP Ships, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of its competitive position and the current and expected conditions in the general economy and in the cyclical container shipping industry in which CP Ships operates;

  •
  the fairness opinion dated 20 August, 2005 of Morgan Stanley to the effect that, as of such date and subject to the matters and assumptions set out therein, the $21.50 per Share in cash to be offered to the Shareholders pursuant to the Support Agreement is fair, from a financial point of view, to the Shareholders. See "Fairness Opinions";

  •
  the recommendation of the Strategic Committee based in part on the opinion dated 20 August, 2005 delivered to it by Rothschild to the effect that, as of such date and subject to the matters and assumptions set out therein, the $21.50 per Share in cash to be offered to the Shareholders pursuant to the Support Agreement is fair, from a financial point of view, to the Shareholders. See "Fairness Opinions";

  •
  under the terms of the Support Agreement, the Board of Directors remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals, made prior to the successful completion of the Offer, that are more favourable to CP Ships and the Shareholders than the Offer, and that the Board of Directors may withdraw its recommendation in certain circumstances. See "Support Agreement"; and

  •
  all of the directors and senior officers of CP Ships have indicated that they will tender their Shares to the Offer.

FAIRNESS OPINIONS

        On 20 August, 2005 Morgan Stanley delivered its verbal opinion, later confirmed in writing, to the Board of Directors, stating that as of 20 August, 2005 and subject to the matters and assumptions set out in its opinion, the $21.50 per Share in cash to be offered to Shareholders pursuant to the Support Agreement is fair, from a financial point of view, to such Shareholders.

        On 20 August, 2005, Rothschild delivered its verbal opinion, later confirmed in writing, to the Strategic Committee, stating that as of 20 August, 2005 and subject to the matters and assumptions set out in its opinion, the $21.50 per Share in cash to be offered to Shareholders pursuant to the Support Agreement is fair, from a financial point of view, to such Shareholders.

        The full text of the opinions of Morgan Stanley and Rothschild (the "Fairness Opinions"), setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinions are respectively attached as Schedules "A" and "B" to this Directors' Circular. Morgan Stanley provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the Offer as of the date of its opinion. Rothschild provided its opinion for the information and assistance of the Strategic Committee in connection with its consideration of the Offer as of the date of its opinion. These opinions are not recommendations as to whether or not Shareholders should tender their Shares in connection with the Offer. As described above, the opinions provided by Morgan Stanley to the Board of Directors and by Rothschild to the Strategic Committee were one of many factors taken into consideration by the Board of Directors in making its determination to unanimously approve the Offer and recommend that Shareholders accept it.

        Pursuant to the terms of its engagement letter with CP Ships, Morgan Stanley is to be paid a fee for its services as financial advisor including fees that have been paid on announcement of the Offer and fees that are contingent on a change of control of CP Ships or certain other events. Based on the $21.50 per Share offered by the Offeror, the fee payable to Morgan Stanley will be $13 million. CP Ships has also agreed to indemnify Morgan Stanley against certain liabilities.

        Pursuant to the terms of its engagement letter with CP Ships, Rothschild is to be paid a fee of Cdn$1 million for providing its Fairness Opinion to the Strategic Committee. In addition, Rothschild will be reimbursed for its reasonable expenses incurred in connection with the performance of its engagement. Rothschild and certain related persons are also indemnified against certain liabilities.

        Shareholders are urged to read the Fairness Opinions in their entirety. See Schedules "A" and "B" to this Directors' Circular.

SUPPORT AGREEMENT

        On 20 August, 2005, CP Ships and TUI entered into the Support Agreement which sets out the terms and conditions upon and subject to which the Offer is to be made by the Offeror. The following is a summary of the principal terms of the Support Agreement. This summary must be read in conjunction with the full text of the Support Agreement which was filed with CP Ships' Form 51-102F3 Material Change Report on 22 August, 2005 and is available at www.sedar.com, the SEC's web site at www.sec.gov and CP Ships' corporate website at www.cpships.com. Unless otherwise defined, capitalized terms used in this section of the Directors' Circular have the meaning ascribed thereto in the Support Agreement.

The Offer

        TUI agreed to make the Offer on the terms and conditions set forth in the Support Agreement.

Modification or Waiver of Terms of Offer

        TUI may not amend, modify or change the terms and conditions of the Offer in a manner that is materially adverse to the Shareholders without the prior consent of CP Ships other than (i) subject to the Outside Date, to extend the Expiry Date if, on the Expiry Date on which the Offer is scheduled to expire, any of the conditions to the Offer shall not be satisfied or waived by the Offeror, until such time as such conditions are satisfied or waived by TUI; or (ii) to comply with the legal obligations of TUI with respect to any amendment, modification or change of the Offer. The conditions of the Offer may be waived, in whole or in part, by TUI in writing at any time, other than the minimum deposit condition which may not be waived by TUI without the prior consent of CP Ships if the number of shares deposited under the Offer and not withdrawn at the Expiry Time represents 50% or less of the number of shares outstanding as of the Expiry Time.

Support for the Offer

        CP Ships represented to TUI that its Board of Directors has determined unanimously that the Offer is fair to the CP Ships Shareholders and is in the best interests of CP Ships and has resolved unanimously to recommend to the CP Ships Shareholders that they deposit their Shares under the Offer. CP Ships also represented to TUI that the Board of Directors had received a fairness opinion from Morgan Stanley and had approved the Offer and the execution and performance of the Support Agreement. The Strategic Committee has received a fairness opinion from Rothschild. See "Fairness Opinions".

Cease Negotiations

        CP Ships has agreed and to cause its officers, directors, employees, representatives and agents: (i) to terminate any existing discussions or negotiations with any parties, other than TUI, with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal; (ii) not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal; (iii) not to release any third party from any standstill agreement or provision unless such third party has made a Superior Proposal; and (iv) to request the return or destruction of all information provided to any third party that has, at any time since 1 January, 2002, entered into a confidentiality agreement with CP Ships relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed.

No Solicitation

        CP Ships has agreed that it shall not, directly or indirectly, through any officer, director, employee, representative or agent of CP Ships or any of its subsidiaries, (i) solicit, initiate, facilitate or encourage the initiation of any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding an Acquisition Proposal; (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to TUI, the approval of the Offer by the Board of Directors; (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or (v) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal.

        CP Ships has agreed to immediately notify TUI of (i) any proposal or inquiry that could lead to an Acquisition Proposal or (ii) any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of CP Ships by any person considering making, or who has made, an Acquisition Proposal. Such notice to TUI shall be made, from time to time, at first orally and then in writing and shall include a description of the material terms of such Acquisition Proposal and provide the identity of the person making any such Acquisition Proposal or inquiry and such other details of the proposal or inquiry as TUI may reasonably request. CP Ships shall keep TUI fully informed of the status, including any change to the material terms, of any such Acquisition Proposal or inquiry and provide to TUI copies of all correspondence and other written material sent or provided to CP Ships by any person in connection with an Acquisition Proposal.

        Notwithstanding the foregoing, if CP Ships receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Board of Directors determines that such proposal would be a Superior Proposal, then, and only in such case, the Board of Directors may, subject to the execution by such person of a confidentiality agreement in substantially the same terms as the confidentiality agreement entered into with TUI, provide such person with access to information regarding CP Ships; provided, however, that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that TUI is immediately provided with a list and copies of all information provided to such person that was not previously provided to TUI and is immediately provided with access to information similar to that which was provided to such person.

Approval or Recommendation of a Superior Proposal

        Nothing contained in the Support Agreement shall prevent the Board of Directors from considering, negotiating, accepting, approving, recommending to CP Ships Shareholders or entering into an agreement, understanding or arrangement in respect of a Superior Proposal.

        The Support Agreement defines "Superior Proposal" to mean: a bona fide, written Acquisition Proposal received after the date of the Support Agreement that:

  •
  did not result from a breach of any agreement between the person making such Acquisition Proposal and CP Ships or any of its subsidiaries or of the Support Agreement;

  •
  is not subject to a due diligence access condition that requires access to the books, records and personnel of CP Ships or any of its subsidiaries or their representatives beyond ten business days after which access is afforded (provided, however, the foregoing shall not restrict the ability of such person to continue to review information provided);

  •
  involves not less than 50.1% of the Shares or 50.1% of the consolidated assets of CP Ships; and

  •
  in respect of which the Board of Directors determines in good faith after consultation with its financial advisors and its outside counsel that there is substantial likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated, result in a transaction that is reasonably capable of completion without undue delay and is more favourable to Shareholders than the Offer.

        However, CP Ships will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted under the Support Agreement) unless it has complied with its obligations under the Support Agreement and a period of five business days (the "Response Period") shall have elapsed from the date on which TUI has been notified of the Board of Directors' determination to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal. See "Support Agreement — Right to Match".

Right to Match

        During the Response Period, TUI will have the right, but not the obligation, to offer to amend the terms of the Offer. The Board of Directors will review any such proposal by TUI to amend the terms of the Offer, including an increase in, or modification of, the consideration to be received by the holders of Shares, to determine whether the Acquisition Proposal to which TUI is responding would be a Superior Proposal when assessed against TUI's amended Offer. If the Board of Directors does not so determine, the Board of Directors will promptly reaffirm its recommendation of the Offer. If the Board of Directors does so determine, CP Ships may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Agreement as to Damages

        Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, CP Ships agreed to pay to TUI the amount of $71,330,000 as liquidated damages (the "Termination Fee") if the Offer is not consummated because of any of the following:

  •
  TUI has terminated the Support Agreement as a result of the Board of Directors having: (i) withdrawn or modified in a manner adverse to TUI its approval or recommendation of the Offer (unless TUI shall have made a misrepresentation or breached a covenant under the Support Agreement in such a manner that CP Ships would be entitled to terminate the Support Agreement; (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by the Support Agreement); or (iii) failed to reaffirm its approval or recommendation of the Offer by press release promptly after the public announcement or commencement of any Acquisition Proposal;

  •
  a bona fide Acquisition Proposal has been made to the Shareholders and after such Acquisition Proposal shall have been made, fewer than 66 2/3% of the Shares on a fully-diluted basis shall have been deposited under the Offer and not withdrawn at the Expiry Date; provided such Acquisition Proposal (as may be amended) or another Acquisition Proposal made while the first Acquisition Proposal is outstanding has been successfully completed;

  •
  CP Ships has terminated the Support Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted the Support Agreement); or

  •
  CP Ships has intentionally and materially breached its obligations under the non-solicitation and right to match provisions of the Support Agreement.

        If TUI has made the Offer but does not take up and pay for the Shares because certain conditions to the Offer are not satisfied, then CP Ships shall pay TUI $20 million as reimbursement for its out-of-pocket expenses (unless TUI shall have made a misrepresentation or breached a covenant under the Support Agreement in such a manner that CP Ships would be entitled to terminate the Support Agreement as set forth therein), provided that no such expenses shall be payable on termination of the Support Agreement by TUI if CP Ships has paid the Termination Fee. On the other hand, if the Support Agreement is terminated by CP Ships because any representation or warranty of TUI is not true and correct or TUI has not performed its covenants under the Support Agreement, then TUI shall pay CP Ships $10 million as reimbursement for its out-of-pocket expenses.

Shareholder Rights Plan

        As agreed under the Support Agreement, effective as of 20 August, 2005, the Board of Directors has deferred the Separation Time pursuant to the Shareholder Right Plan entered into between CP Ships and Computershare Trust Company as of 30 July, 2001 (as amended and restated as of 17 April, 2002) to a later date to be determined by the Board of Directors. The Board of Directors has also waived the application of the Shareholder Rights Plan to the Offer (and to a Compulsory Acquisition or a Subsequent Acquisition), effective as of the date on which TUI takes up any Shares deposited under the Offer, or such earlier date as TUI may request.

Outstanding Options and Restricted Shares

        CP Ships agreed that all persons holding options to purchase Shares under CP Ships' stock option plans ("Options") will be entitled to exercise all their Options and tender all Shares issued in connection therewith to the Offer.

        CP Ships agreed to facilitate as necessary the acceleration of the vesting of any unvested Options and the acceleration of the purchase and release of, or the expiry of any contractual hold period relating to, any Shares including restricted shares ("Restricted Shares") or funds for the purchase of Shares held in the CP Ships Share Purchase Plans. CP Ships agreed to use its commercially reasonable efforts to encourage the exercise of the Options in the context of the Offer and the deposit of the resulting Shares and the Restricted Shares under the Offer and TUI shall implement procedures to be proposed by CP Ships and accepted by TUI acting reasonably to enable the holders of Options and allocations of Restricted Shares and participants in the CP Ships Share Purchase Plans to participate in the Offer, conditional upon it being successful. CP Ships further agreed to implement procedures in order to satisfy its obligations under the CP Ships Deferred Share Unit Plan accrued or arising before the Expiry Date.

Convertible Notes and Senior Notes

        CP Ships agreed to use its commercial reasonable efforts to assist TUI in settling on and implementing a strategy and process for the retirement of the CP Ships High Yield Notes as soon as possible following the Take-Up Date and of the CP Ships Convertible Notes within a time frame following the Take-Up Date that is acceptable to TUI. CP Ships has also agreed to arranging for all consents and notices and preparing and settling all press releases, documents, mailing lists, publication or notices and other documents and material reasonably necessary to implement the strategy and process referred to above and ultimately settled on by TUI.

TUI's Representations and Warranties

        TUI made representations and warranties to CP Ships relating to: (a) authorization, execution, delivery and enforceability of the Support Agreement; (b) conflicting provisions; and (c) availability of funds to pay in full the Shares acquired pursuant to the Offer. These representations and warranties terminate upon the earlier of the Effective Date or the date on which the Support Agreement is terminated.

CP Ships' Representations and Warranties

        CP Ships made certain customary representations and warranties to TUI relating to, among other things: (a) approval of the Offer by the Board of Directors; (b) corporate organization and qualification; (c) authorization, execution, delivery and enforceability of the Support Agreement; (d) non-contravention of laws, articles, by-laws and contracts; (e) capitalization; (f) corporate actions relating to the Shareholder Rights Plan; (g) CP Ships' reporting status and securities laws matters; (h) CP Ships' subsidiaries; (i) financial statements and securities filings; (j) compliance with Sarbanes-Oxley Act; (k) litigation; (l) tax matters; (m) absence of undisclosed liabilities; (n) absence of Material Adverse Effect on CP Ships; (o) environmental matters; (p) property rights; (q) material contracts; (r) compliance with permits; (s) pension and employee benefit matters; (t) employment agreements and collective agreements; (u) compliance with applicable laws; (v) absence of restrictions on CP Ships' business activities; (w) intellectual property; (x) insurance; and (y) no violation of the U.S. Foreign Corrupt Practices Act. Some of the foregoing representations and warranties are subject to certain exceptions and to materiality qualifications. These representations and warranties terminate upon the earlier of the Effective Date or the date on which the Support Agreement is terminated.

Conduct of Business by CP Ships

        CP Ships has agreed that, until the earlier of the Effective Date and the time the Support Agreement is terminated, its business and that of its subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practice. CP Ships also agreed to use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, employees, goodwill and business relationships. CP Ships has agreed that it will not and will cause its subsidiaries not to take certain actions specified in the Support Agreement, including paying dividends or making other distributions on the Shares.

Resignation of Directors

        CP Ships agreed that forthwith at the request of TUI upon confirmation that TUI beneficially owns more than 50% of the Shares, it will use commercially reasonable efforts to assist in effecting the resignations of the CP Ships directors and cause them to be replaced by persons nominated by TUI.

Termination of the Support Agreement

        The Support Agreement may, subject to certain conditions, be terminated:

  •
  by either of TUI or CP Ships if any Law makes the making or completion of the Offer illegal or otherwise prohibited;

  •
  by TUI if any condition of the Offer is not satisfied or waived by TUI at or before the Mailing Date or the Expiry Time, as applicable;

  •
  by CP Ships if any representation or warranty of TUI qualified as to materiality shall not be true and correct or any such representation or warranty not so qualified shall not be true and correct in all material respects as of the Take-Up Date as if made on and as of such date or TUI shall not have performed in all material respects its covenants under the Support Agreement;

  •
  by TUI if CP Ships' Board of Directors shall have: (i) withdrawn or modified in a manner adverse to TUI its approval or recommendation of the Offer; (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted under the Support Agreement); or (iii) failed to reaffirm its approval or recommendation of the Offer promptly after the public announcement or commencement of any Acquisition Proposal;

  •
  by CP Ships if (i) the Offer has not been made by the Mailing Date; (ii) the Offer does not conform in all material respects with the Support Agreement; or (iii) the Offer has been terminated, withdrawn or expires;

  •
  by CP Ships in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted under the Support Agreement), and provided that no termination shall be effective until payment by CP Ships of the Termination Fee; or

  •
  by either of TUI or CP Ships if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the Party terminating this Agreement, in each case, prior to the Effective Time.

SHARE CAPITAL OF CP SHIPS

        The authorized share capital of CP Ships consists of an unlimited number of common shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. As of 29 August, 2005, 90,534,722 Shares are outstanding. In addition, as of 29 August, 2005, options to acquire up to 2,333,667 additional Shares that were granted pursuant to CP Ships' employee stock option plans are outstanding and an aggregate of 1,818,391 Restricted Shares are also issuable pursuant to CP Ships' employee stock option plan. Also, an aggregate of up to 7,930,840 Shares are issuable upon the exercise of the outstanding convertible notes of CP Ships, although at the present share price, the conversion right under these notes is not operative.

OWNERSHIP OF SHARES
BY DIRECTORS AND OFFICERS OF CP SHIPS

        The following table sets out the names and positions with CP Ships of each director and senior officer of CP Ships and the number, designation and percentage of Shares, Options and Restricted Shares of CP Ships beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates, other than options to acquire Shares as set forth under "Issuances of Securities of CP Ships", as at 29 August, 2005:

Name and Title	Number of Shares	Percentage of Shares	Number of Options/ Restricted Shares	Percentage of Options/ Restricted Shares
David Auger Group Financial Controller	NIL	—	4,000/12,000	*/*
John Baker Senior Vice President, General Counsel and Secretary	NIL	—	4,000/14,000	*/*
Alan Boylan Executive Vice President Commercial	NIL	—	10,000/30,000	*/1.65%
John Bowmer(1) Director	10,262	*	16,000/NIL	*/NIL
Steven Breaux Chief Information Officer	NIL	—	9,000/9,000	*/*
Salvador Bruno Senior Vice President	94	*	54,000/41,333	2.31%/2.27%
Simon Constant-Glemas Vice President Internal Audit	132	—	1,667/2,667	*/*
Robert Clanin(1) Director	7,120	*	16,000/NIL	*/NIL
Dave Dawson Senior Vice President	132	*	54,000/49,757	2.31%/2.74%
Peter Dey(1) Director	11,459	*	16,000/NIL	*/NIL
Jeff Drake Vice President Intermodal	8,553	*	37,333/30,633	1.60%/1.68%
Juan Manuel Gonzalez Executive Vice President Commercial	6,250	*	60,000/53,333	2.57%/2.93%
Glenn Hards Executive Vice President Operations	96	*	53,333/55,628	2.29%/3.06%
James LaCasse Senior Vice President	11,000	*	54,000/41,333	2.31%/2.27%
Jeremy Lee Vice President Investor Relations and Public Affairs	70	—	36,000/29,746	1.54%/1.64%
Jeremy Masters Vice President	NIL	—	31,000/27,593	1.33%/1.52%
John McNeil(1) Director	26,459	*	16,000/NIL	*/NIL
Ray Miles(2) Director and Chief Executive Officer	327	*	NIL/180,556	NIL/9.93%

Nigel Rich Director and Chairman	4,919	*	16,000/NIL	*/NIL
Paul Stone Vice President Human Resources	132	*	36,000/30,926	1.54%/1.70%
Iain Torrens Deputy Chief Financial Officer and Treasurer	NIL	—	37,333/30,223	1.60%/1.66%
Ian Webber Director and Chief Financial Officer	132	*	167,333/157,257	7.17%/8.65%
Viscount Weir(1) Director	3,895	*	16,000/NIL	*/NIL

(1)
In addition, holds 3,000 Deferred Share Units ("DSUs") entitling him to receive, on redemption of the DSUs, an amount in cash equal to the trading price of the Shares on The Toronto Stock Exchange ("TSX").

(2)
In addition, Mr. Miles holds 10,000 DSUs entitling him to receive, on redemption of the DSUs, an amount in cash equal to the trading price of the Shares on the TSX.

*
Means less than 1%.

PRINCIPAL HOLDER OF SECURITIES OF CP SHIPS

        To the knowledge of the directors and senior officers of CP Ships, after reasonable enquiry, as at 29 August, 2005, no person owned, directly or indirectly, or exercised control or direction over 10% or more of any class of securities of CP Ships and no person acting jointly or in concert with CP Ships owned any securities of CP Ships.

INTENTIONS WITH RESPECT TO THE OFFER

        Each of the directors and senior officers of CP Ships has indicated that he intends to deposit his Shares (including Shares underlying CP Ships Options and CP Restricted Shares held immediately prior to the Expiry Time) under the Offer and accept the Offer, subject to the terms of the Support Agreement. To the knowledge of the directors and senior officers of CP Ships, after reasonable enquiry, each of their associates who owns Shares has indicated an intention to accept the Offer.

        Alternatively, certain of the directors and executive officers may consent to the cancellation of their CP Ships Options immediately prior to the Expiry Time in consideration for a payment in cash per CP Ships Option equal to the difference between $21.50 and the exercise price thereof, such amount being payable following the date on which the Offeror takes up and pays for Shares under the Offer.

TRADING IN SECURITIES OF CP SHIPS

        Except as set out below, during the six months preceding the date hereof, none of CP Ships, the directors or senior officers of CP Ships or, to the knowledge of the directors and senior officers of CP Ships, after reasonable enquiry, any associate of such persons, any person holding or exercising control or direction over 10% or more of the Shares or any person acting jointly or in concert with CP Ships, has traded any Shares.

Name	Date of Trade	Number of Shares Acquired		Price per Share
John Bowmer Director	March, 2005 April, 2005 June, 2005	14 749 20	(1) (2) (1)	$ $ $	14.60 14.39 17.10
Robert Clanin Director	March, 2005 June, 2005	0.9 1	(1) (1)	$ $	14.60 17.10
Peter Dey Director	March, 2005 April, 2005 June, 2005 July 2005	14 429 20 532	(1) (2) (1) (2)	$ $ $ $	14.60 14.39 17.10 16.00
John McNeil Director	March, 2005 April, 2005 June, 2005 July, 2005	14 429 20 532	(1) (2) (1) (2)	$ $ $ $	14.60 14.39 17.10 16.00
Nigel Rich Director and Chairman	March, 2005 April, 2005 June, 2005 July, 2005	9 180 13 295	(1) (3) (1) (3)	$ $ $ $	14.60 14.39 17.10 16.00

(1)
Shares purchased automatically in accordance with CP Ships' Dividend Reinvestment Plan.

(2)
In accordance with election to receive directors fees in Shares.

(3)
In accordance with CP Ships' DSU plan, Mr. Rich has elected to use the amount in cash he would have otherwise been entitled to receive for his allocated DSUs to purchase Shares in the market.

ISSUANCES OF SECURITIES OF CP SHIPS

        Except for (i) options to acquire Shares and (ii) Restricted Shares granted to directors and senior officers of CP Ships pursuant to CP Ships' employee stock option plans, as set forth in the table below, and except as set forth under "Trading in Securities of CP Ships", no securities of CP Ships have been issued to the directors or senior officers of CP Ships during the two years preceding the date hereof:

Name	Date of Grant	Options to Acquire Shares #	Exercise Price per Share	Restricted Shares #
David Auger	February 2005	4,000	$13.12	4,000
Group Financial Controller	November 2004	—	—	8,000
John Baker	February 2005	4,000	$13.12	4,000
Senior Vice President, General Counsel and Secretary	December 2004	—	—	10,000
Alan Boylan	February 2005	10,000	$13.12	10,000
Executive Vice President Commercial	November 2004	—	—	20,000
John Bowmer(1) Director	—	—	—	—

Steven Breaux Chief Information Officer	May 2005	9,000	$16.64	9,000
Salvador Bruno	February 2005	4,000	$13.12	4,000
Senior Vice President	February 2004	—	—	4,000
Simon Constant-Glemas	February 2005	1,667	$13.12	1,667
Vice President Internal Audit	February 2004	—	—	1,000
Robert Clanin(1) Director	—	—	—	—
Dave Dawson	February 2005	4,000	$13.12	4,000
Senior Vice President	February 2004	—	—	4,000
Peter Dey(1) Director	—	—	—	—
Jeff Drake	February 2005	4,000	$13.12	4,000
Vice President Intermodal	February 2004	—	—	2,667
Juan Manuel Gonzalez	February 2005	10,000	$13,12	10,000
Executive Vice President Commercial	October 2004	—	—	6,000
	February 2004	—	—	4,000
Glenn Hards	February 2005	10,000	$13,12	10,000
Executive Vice President Operations	October 2004	—	—	6,000
	February 2004	—	—	4,000
James LaCasse	February 2005	4,000	$13.12	4,000
Senior Vice President	February 2004	—	—	4,000
Jeremy Lee	February 2005	2,667	$13.12	2,667
Vice President Investor Relations and Public Affairs	February 2004	—	—	2,667
Jeremy Masters	February 2005	2,667	$13.12	2,667
Vice President	February 2004	—	—	2,667
John McNeil(1) Director	—	—	—	—
Ray Miles(2) Director and Chief Executive Officer	May 2004	—	—	33,000
Nigel Rich(3) Director and Chairman	—	—	—	—
Paul Stone	February 2005	2,667	$13.12	2,667
Vice President Human Resources	February 2004	—	—	2,667
Iain Torrens	February 2005	4,000	$13.12	4,000
Deputy Chief Financial Officer	October 2004	—	—	1,333
and Treasurer	February 2004	—	—	2,667

Ian Webber	February 2005	12,000	$13.12	12,000
Director and Chief Financial Officer	February 2004	—	—	10,067
Viscount Weir(1) Director	—	—	—	—

(1)
In addition, has been issued 3,000 DSUs in the past two years entitling him to receive, on redemption of the DSUs, an amount in cash equal to the trading price of the Shares on the TSX.

(2)
In addition, Mr. Miles has been issued 10,000 DSUs in the past two years entitling him to receive, on redemption of the DSUs, an amount in cash equal to the trading price of the Shares on the TSX.

(3)
In addition, Mr. Rich has been issued 3,000 DSUs in the past two years. In accordance with the DSU plan, Mr. Rich has elected to use the amount in cash he would have otherwise been entitled to receive for his DSUs to purchase Shares in the market.

OWNERSHIP OF SECURITIES OF THE OFFEROR OR TUI

        None of CP Ships or the directors or senior officers of CP Ships or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with CP Ships, owns, directly or indirectly, or exercises control or direction over, any securities of the Offeror or TUI.

RELATIONSHIP BETWEEN THE OFFEROR OR TUI AND DIRECTORS AND
SENIOR OFFICERS OF CP SHIPS

        No other contract or arrangement or agreement has been made, or is proposed to be made, between the Offeror or TUI and any of the directors or senior officers of CP Ships relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office.

        None of the directors or senior officers of CP Ships is a director or senior officer of the Offeror or TUI or any of its subsidiaries.

ARRANGEMENTS BETWEEN CP SHIPS AND ITS DIRECTORS
AND SENIOR OFFICERS

        In accordance with his employment agreement with CP Ships as of 1 December 2004, Ray Miles may terminate his employment agreement upon the occurrence of a change of control of CP Ships or within the following 12 months and then be entitled to receive his accrued base salary and bonus entitlement under CP Ships' Short Term Incentive Plan ("STIP") as at the date of his termination and a severance package of one year's total remuneration including salary, target STIP, pension contributions and other benefits. In addition, upon the termination of his employment agreement other than for cause, and whether or not as a result of a change of control of CP Ships, Mr. Miles is entitled to a lump sum incentive payment equal to 2% of the increase in the market capitalization of CP Ships as of the date of termination of his employment from the market capitalization calculated immediately prior to 9 August, 2004, the date before CP Ships announced the restatement of its financial statements, at a share value of $16.55. Such payment would be approximately $8.96 million using the offer price of $21.50.

        In accordance with his employment agreement with CP Ships dated 18 December, 2001, Ian Webber may in certain circumstances terminate his employment agreement and then be entitled to receive his accrued base salary and bonus entitlement under STIP, the Long Term Incentive Plan and any other bonus scheme or plan or stock option plan in which he participates as at the date of his termination and a severance package of two years total remuneration including salary, average STIP, other bonus arrangements, pension contribution and other benefits. Average STIP is based on the STIP payment percentage he is entitled to during the year of his termination and the payment percentage made in each of the two years prior to his termination.

        On 1 July, 2005, CP Ships entered into change of control agreements with the following senior executives: David Auger, John Baker, Alan Boylan, Juan Manuel Gonzalez, Glenn Hards and Iain Torrens. Under such agreements, upon the occurrence of both (a) a change of control of CP Ships and (b) the termination of such executive's employment by CP Ships, or where the executive terminates his employment with CP Ships for a Good Reason (as defined in the agreement), either upon a change of control or within the following 12 months, the executive shall be entitled to receive his accrued base salary, bonus entitlement under the STIP and vacation as at the date of his termination and a severance package of two years total remuneration including salary, target STIP, pension contribution and other benefits.

        Except as described above, no other arrangement or agreement has been made or is currently proposed to be made between CP Ships and any of its directors or senior officers as to any payment or other benefit to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

INTEREST OF DIRECTORS AND OFFICERS
IN MATERIAL CONTRACTS OF THE OFFEROR OR TUI

        None of the directors and senior officers of CP Ships and, to the knowledge of such directors and senior officers after reasonable enquiry, none of their associates has any interest in any material contract to which the Offeror or TUI is a party.

MATERIAL CHANGES IN THE AFFAIRS OF CP SHIPS

        Except as publicly disclosed or as otherwise described or referred to in this Directors' Circular, the directors and senior officers of CP Ships are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of CP Ships since 11 August, 2005, being the date of the last published unaudited interim consolidated financial statements of CP Ships.

OTHER INFORMATION

        Except as disclosed in this Directors' Circular, there is no information that is known to the directors of CP Ships that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provide security holders of CP Ships with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

        The content of this Directors' Circular has been approved and the delivery thereof has been authorized by the Board of Directors.

CONSENT OF MORGAN STANLEY & CO. LIMITED

        We hereby consent to the references to the opinion dated 20 August, 2005 of our firm in the Chairman's letter attached to the circular of the Board of Directors of CP Ships Limited dated 30 August, 2005 (the "Circular") and under the captions "Background to the Offer", "Recommendation of the Board of Directors", "Reasons for the Recommendation", "Fairness Opinions" and "Support Agreement" and to the inclusion of the foregoing opinion in the Circular. In providing such consent we do not intend that any person other than the Board of Directors rely upon such opinion.

Dated 30 August, 2005.	MORGAN STANLEY & CO. LIMITED
(Signed) MORGAN STANLEY & CO. LIMITED

CONSENT OF N M ROTHSCHILD & SONS CANADA SECURITIES LIMITED

        We hereby consent to the references to the opinion dated 20 August, 2005 of our firm in the Chairman's letter attached to the circular of the Board of Directors of CP Ships Limited dated 30 August, 2005 (the "Circular") and under the captions "Background to the Offer", "Recommendation of the Board of Directors", "Reasons for the Recommendation", "Fairness Opinions" and "Support Agreement" and to the inclusion of the foregoing opinion in the Circular. In providing such consent we do not intend that any person other than the Strategic Committee rely upon such opinion.

Dated 30 August, 2005.	N M ROTHSCHILD & SONS CANADA SECURITIES LIMITED
(Signed) N M ROTHSCHILD & SONS CANADA SECURITIES LIMITED

CERTIFICATE

DATED: 30 August, 2005

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Shares subject to the Offer.

On behalf of the Board of Directors:

(Signed) NIGEL RICH Director	(Signed) PETER DEY Director

SCHEDULE "A" OPINION OF MORGAN STANLEY & CO. LIMITED	Morgan Stanley & Co. Limited 25 Cabot Square Canary Wharf London E14 4QA tel +44 (0)20 7425 8000 fax +44 (0)20 7425 8990 telex 8812564

20th August 2005

Board of Directors
CP Ships Limited
2 City Place
Beehive Ring Road
Gatwick
West Sussex RH6 0PA

Members of the Board:

        We understand that CP Ships Limited ("CP Ships" or the "Company") and TUI AG (the "Buyer"), have entered into a Support Agreement, dated as of 20th August 2005 (the "Support Agreement"), which provides, among other things, for the commencement by the Buyer of a takeover bid (the "Offer") to acquire all outstanding common shares of the Company (the "Company Common Shares"), (other than shares held in treasury or held by the Buyer or any affiliate of the Buyer) for US$21.50 per share net to the seller in cash. It is currently anticipated that a subsidiary of the Buyer will effect the Offer. The terms and conditions of the Offer are more fully set forth in the Support Agreement.

        You have asked for our opinion as to whether the consideration to be offered to the holders of Company Common Shares pursuant to the Support Agreement is fair from a financial point of view to such holders (other than the Buyer and its affiliates to the extent they hold Company Common Shares).

        For purposes of the opinion set forth herein, we have:

  (a)
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  (b)
  reviewed certain internal financial statements and other financial and operating data concerning the Company;

  (c)
  reviewed certain financial projections prepared by the management of the Company;

  (d)
  discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  (e)
  reviewed the reported prices and trading activity for the Company Common Shares;

  (f)
  compared the financial performance of the Company and the prices and trading activity of the Company Common Shares with that of certain other publicly-traded companies comparable with the Company and its securities;

  (g)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (h)
  participated in certain discussions and negotiations among representatives of the Company and the Buyer, other potential purchasers of the Company, and their respective financial advisors;

  (i)
  reviewed the Support Agreement and certain related documents; and

  (j)
  performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

A-1
 Registered in England and Wales, No. 2164628.

Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA

Authorised and Regulated by the Financial Services Authority

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Offer will be consummated in accordance with the terms set forth in the Support Agreement without any waiver, amendment or delay of any terms or conditions. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory or actuarial advisors with respect to legal, tax, regulatory or actuarial matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof, may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the transaction. In the past, we have provided financial advisory and financing services for the Company and the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to the Buyer and the Company in the future and will receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Buyer, the Company or any other company or any currency or commodity that may be involved in this transaction.

        It is understood that this letter is for the information of the Board of Directors of the Company only, in connection with its consideration of the transaction contemplated by the Support Agreement and may not be used, referred to or disclosed for any other purpose without our prior written consent. It is not addressed to and may not be relied upon by any third party, including without limitation, employees, creditors or shareholders of the Company. Without prejudice to the foregoing, a copy of this opinion may be included in its entirety in any circular that the Company is required by applicable law to issue to shareholders of the Company in connection with this transaction. In addition Morgan Stanley expresses no opinion or recommendation as to whether the holders of Company Common Shares should tender such shares in connection with the Offer.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be offered to the holders of Company Common Shares pursuant to the Support Agreement is fair from a financial point of view to such holders (other than the Buyer and its affiliates to the extent they hold Company Common Shares).

Very truly yours,
MORGAN STANLEY & CO. LIMITED

By:	Mark Warham Managing Director

A-2

SCHEDULE "B"

OPINION OF N M ROTHSCHILD & SONS CANADA SECURITIES LIMITED

August 20, 2005

The Strategic Committee of the Board of Directors
 CP SHIPS LIMITED
2 City Place, Beehive Ring Road
Gatwick, West Sussex RH6 0PA
United Kingdom

To the members of the Strategic Committee of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the currently outstanding common shares (the "Shares") of CP Ships Limited (the "Company") of the Consideration (defined below) to be received by such holders pursuant to the terms of the proposed Offer (defined below). Pursuant to the support agreement dated August 20, 2005 (the "Support Agreement") between the Company and TUI AG (the "Acquirer"), the Acquirer will, among other things, commence an offer (the "Offer") to purchase all of the Shares for a purchase price of US$21.50 per Share in cash (the "Consideration") and if the Acquirer takes up and pays for the Shares pursuant to the Offer, the Acquirer intends to acquire any Shares not tendered in the Offer at the same price per share pursuant to a compulsory acquisition under the Business Corporations Act (New Brunswick).

        We have been retained by the strategic committee (the "Strategic Committee") of the board of directors of the Company (the "Board"), which we understand has been constituted for the purpose of considering offers to purchase the Company, including the Offer, making recommendations thereon to the Board regarding any such offers and reviewing strategic alternatives, to provide an opinion (the "Opinion") as to the fairness, from a financial point of view, to the holders of the Shares (the "Shareholders"), of the Consideration. The specific terms and conditions of the Offer will be more fully described in a take-over bid circular (the "Circular") which will be mailed to the Shareholders. We have not prepared a formal valuation of the Company or any of its securities or assets and this Opinion should not be construed as such.

Engagement

        Pursuant to an agreement (the "Engagement Agreement") between the Strategic Committee, the Company and N M Rothschild & Sons Canada Securities Limited ("Rothschild") dated and effective as of May 18, 2005, Rothschild was retained by the Strategic Committee to provide advice, assistance and an Opinion to the Strategic Committee and, if directed by the Strategic Committee, advice and assistance to the Board. The terms of the Engagement Agreement provide that Rothschild is to be paid a fee for its Opinion by the Company. In addition, Rothschild is to be reimbursed for its reasonable expenses and to be indemnified by the Company in certain circumstances.

Credentials of Rothschild

        Rothschild is a member of the Rothschild Group, which is one of the world's leading independent investment banks with 30 offices in 22 countries. Rothschild's main activities include investment banking, corporate finance and financial advisory services to public and private corporations and to governments and their agencies. Rothschild is not affiliated with commercial banks, financial institutions or industrial groups in Canada.

The Strategic Committee of the Board of Directors
 CP SHIPS LIMITED
August 20, 2005

Relationship with Interested Parties

        Neither Rothschild, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company or any of its associates or affiliates. We are acting as financial advisor to the Strategic Committee with respect to the Offer and will receive a fee from the Company for our services, which is not contingent in whole or in part upon the completion of the transactions contemplated by the Offer. Rothschild has not in the past provided and is not currently providing financial services to the Acquirer or its affiliates. Certain of our affiliates have, in the past, provided financial advisory services to the Acquirer and certain of its affiliates for which they have received financial compensation.

Scope of Review

        In arriving at our Opinion set forth below, we have, among other things:

  i)
  reviewed a draft of the Support Agreement dated August 20, 2005;

  ii)
  reviewed certain publicly available business and financial information concerning the Company, including certain audited and unaudited financial statements of the Company for each of the five years ended December 31, 2004, as well as unaudited interim financial statements for the periods ending March 31 and June 30, 2005;

  iii)
  reviewed certain internal financial analyses, budgets and projections prepared by management of the Company relating to its business;

  iv)
  reviewed certain other financial and operating data with respect to the industries in which the Company operates that we deemed to be relevant;

  v)
  compared the financial and operating performance of the Company with publicly available information concerning certain other companies as we deemed relevant, including data relating to public market trading levels;

  vi)
  based upon, inter alia, the comparisons referred to above, reviewed the current and historical market prices of the Shares and compared them with those of certain publicly traded securities of such other companies that we deemed relevant;

  vii)
  compared the proposed financial terms of the Offer with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received in such transactions;

  viii)
  with the permission of the Strategic Committee, held discussions with certain members of the Company's management team with respect to the Offer, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate for the purpose of rendering this Opinion;

  ix)
  discussed the Offer with the Strategic Committee and its and the Company's legal advisors; and

  x)
  performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this Opinion.

        Rothschild has not, to the best of our knowledge, been denied access by the Company to any information requested by us. We have, with your permission, assumed the accuracy and fair presentation of, and relied upon, the audited consolidated financial statements of the Company and the reports of the auditors thereon.

The Strategic Committee of the Board of Directors
 CP SHIPS LIMITED
August 20, 2005

Assumptions and Limitations

        This Opinion is subject to the assumptions, explanations and limitations set forth below and elsewhere herein.

        With the Strategic Committee's approval and as provided for in the Engagement Agreement, in preparing this Opinion Rothschild has relied upon and assumed, without independent verification, the accuracy, completeness and fair presentation of all the financial and other information, data, documents, advice, opinions and representations obtained by it that was publicly available or was furnished to us by the Company, its consultants, associates, affiliates and advisors, or otherwise reviewed by or for us, or other information and materials of whatsoever nature or kind respecting the Company, its subsidiaries, and the Offer (the "Information"), and we have not assumed any responsibility or liability therefor. Our Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company. In relying on financial analyses and forecasts provided to us or discussed with us by the Company, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management as to the expected future results of operations and the financial condition of the Company to which such analyses or forecasts relate or the potential strategic implications or operational benefits resulting from the transaction contemplated by the Offer. In rendering the Opinion we express no view as to the reasonableness of such forecasts, budgets, strategic implications or operational benefits or the assumptions on which they are based.

        We have relied as to all legal matters relevant to rendering the Opinion upon the advice of our counsel. We have also assumed that all final versions of documents will conform in all material respects to the drafts provided to Rothschild, that all conditions precedent to the completion of certain steps in the Offer can be satisfied in due course and all conditions required to consummate the transaction contemplated in the Offer in accordance with its terms will be met without any material modification or waiver, that the transactions contemplated by the Offer will be completed substantially in accordance with the terms of the Offer without any material modification or waiver, that all third-party approvals, consents and releases will be obtained without delay, limitation or restriction that would have a material adverse effect on the Company or the Offer, and that the disclosure provided or incorporated by reference in the Circular or any other documents prepared in connection with the Offer with respect to the Company, the Acquirer, their respective subsidiaries and affiliates, and the Offer is accurate in all material respects.

        Our Opinion is necessarily based on securities markets and on economic, financial and other general business conditions as they exist and can be evaluated on, and the Information, as of the date hereof and the conditions and prospects, financial and otherwise, of the Company, its subsidiaries and affiliates, as they were reflected in the Information and as they were represented to Rothschild in discussions with management of the Company. We are expressing no opinion herein as to the price at which the Shares will trade at any future time. Our Opinion is limited to the fairness, from a financial point of view, to the Shareholders of the Company of the Consideration and we express no opinion as to any underlying decision that the Company may make to engage in the transactions contemplated by the Offer or in any alternative transaction. In addition, we express no opinion as to the fairness of the Consideration relative to the consideration offered under any proposed alternative transaction. In our analyses and in preparing this Opinion, we made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Rothschild or any party involved in the transactions contemplated in the Offer.

The Strategic Committee of the Board of Directors
 CP SHIPS LIMITED
August 20, 2005

        This Opinion is provided for the use of the Strategic Committee in connection with and for the purpose of the Strategic Committee's evaluation of the Offer. This Opinion may not be used or relied upon by any person other than the Strategic Committee without the express prior written consent of Rothschild and Rothschild disclaims all liability to third parties as a result of the circulation or publication, reproduction or use of this Opinion contrary to the provisions of this paragraph. This Opinion does not constitute a recommendation to any Shareholder as to whether such Shareholder should tender to the Offer or how such Shareholders should vote with respect to the Offer or any other matter should the Offer or any other matter come to a vote of the Shareholders. You have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, any creditors or any other constituencies of the Company other than the Shareholders.

        This Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval or as we have otherwise agreed in writing. Notwithstanding the foregoing, this Opinion may be reproduced in full in the directors' circular to be mailed to Shareholders with respect to the Offer.

        Rothschild believes that its Opinion must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion of this nature is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

        This Opinion is given as of the date hereof and, although we reserve the right to change or withdraw this Opinion if we learn that any of the Information that we relied upon in preparing this Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw this Opinion, to advise any person of any change that may come to our attention or to update this Opinion after the date hereof.

        We did not, in considering the fairness of the Consideration from a financial point of view, assess any income tax consequences of the transactions contemplated by the Offer.

Fairness Opinion

        Based on and subject to the foregoing, Rothschild is of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Shareholders.

Very truly yours,

N M Rothschild & Sons Canada Securities Limited

QuickLinks

Offer by Ship Acquisition Inc., a wholly-owned subsidiary of TUI AG
FORWARD-LOOKING STATEMENTS
CURRENCY
AVAILABILITY OF DISCLOSURE DOCUMENTS
TABLE OF CONTENTS
BACKGROUND TO THE OFFER
RECOMMENDATION OF THE BOARD OF DIRECTORS
REASONS FOR THE RECOMMENDATION
FAIRNESS OPINIONS
SUPPORT AGREEMENT
SHARE CAPITAL OF CP SHIPS
OWNERSHIP OF SHARES BY DIRECTORS AND OFFICERS OF CP SHIPS
PRINCIPAL HOLDER OF SECURITIES OF CP SHIPS
INTENTIONS WITH RESPECT TO THE OFFER
TRADING IN SECURITIES OF CP SHIPS
ISSUANCES OF SECURITIES OF CP SHIPS
OWNERSHIP OF SECURITIES OF THE OFFEROR OR TUI
RELATIONSHIP BETWEEN THE OFFEROR OR TUI AND DIRECTORS AND SENIOR OFFICERS OF CP SHIPS
ARRANGEMENTS BETWEEN CP SHIPS AND ITS DIRECTORS AND SENIOR OFFICERS
INTEREST OF DIRECTORS AND OFFICERS IN MATERIAL CONTRACTS OF THE OFFEROR OR TUI
MATERIAL CHANGES IN THE AFFAIRS OF CP SHIPS
OTHER INFORMATION
STATUTORY RIGHTS
APPROVAL OF DIRECTORS' CIRCULAR
CONSENT OF MORGAN STANLEY & CO. LIMITED
CONSENT OF N M ROTHSCHILD & SONS CANADA SECURITIES LIMITED
CERTIFICATE
SCHEDULE B – OPINION OF N M ROTHSCHILD AND SONS CANADA SECURITIES LIMITED